T 604.682.370 F 604.682.3600	Suite 400, 455 Granville Vancouver, BC StreetV6C 1T1	ir@avino.com www.avino.com

January 14, 2010	TSX-V: ASM
U.S. OTC BB: ASGMF Berlin & FSE: GV6

GRANT OF STOCK OPTIONS

Avino Silver & Gold Mines Ltd. (the "Company") announces that it has granted incentive stock options for the purchase of up to 75,000 shares at a price of $0.81 per share exercisable on or before January 14, 2015 to directors of the Company.

The options are subject to a stock option plan.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.